UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           HEARTSTAT TECHNOLOGY, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   422366 10 4
                                 (CUSIP Number)

                                FAY M. MATSUKAGE
                   DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.
                          455 SHERMAN STREET, SUITE 300
                                DENVER, CO 80203
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 1, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), ss.ss.240.13d-1(f) or ss.ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 422366 10 4                                             PAGE 2 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS           DAVID JAMES CURD

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      40,000,000
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      40,000,000
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       40,000,000
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       59.3%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 422366 10 4                                             PAGE 3 OF 6


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSONS    VERDANT INVESTMENT PARTNERS
                       LIMITED
                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       OO
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      40,000,000
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      40,000,000
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       40,000,000
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       59.3%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              3 OF 7
(INCLUDING EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 422366 10 4                                             PAGE 4 OF 6


ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (this "STATEMENT") relates to the Common Shares, $0.001 par value ("COMMON SHARES"), of HeartSTAT Technology, Inc., a corporation incorporated in Delaware (the "ISSUER"). The address of the principal executive office of the Issuer is 530 Wilshire Blvd, #304 Santa Monica, California 90401.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed jointly on behalf of David James Curd and Verdant Investment Partners Limited (collectively identified hereinafter as the "REPORTING PERSONS").

Verdant Investment Partners Limited is a corporation organized under the laws of the British Virgin Islands. The principal business of the foregoing entity is investment holdings.

The principal occupation of Mr. Curd is serving as the Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Curd is a citizen of the United Kingdom.

The business address of each Reporting Person is 1600 West 25th Street, Miami Beach, Florida 33140.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 1, 2005, Mr. Curd entered into an Agreement with the Issuer whereby the Issuer agreed to issue to Mr. Curd or his designees 40,000,000 restricted shares of common stock of the Issuer as full and complete payment of $243,380.77 owed pursuant to convertible debentures of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

Verdant Investment Partners Limited acquired the 40,000,000 Common Shares as payment of $243,380.77 owed by the Issuer. The Reporting Persons presently have no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Persons will continue to evaluate their options, however, and may form such a plan or proposal in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of November 1, 2005, Verdant Investment Partners Limited owned of record 40,000,000 of the Issuer's Common Shares. As David James Curd is the Chief Executive Officer and controlling shareholder of Verdant Investment Partners, the Reporting Persons beneficially owned 40,000,000 shares, which represented 59.3% of the class.

(b) As of November 1, 2005, as David James Curd is the Chief Executive Officer of Verdant Investment Partners Limited, the Reporting Persons had shared power to vote and dispose of 40,000,000 shares.

(c) During the sixty-day period preceding the filing of this Schedule 13D, none of the Reporting Persons had any transactions in the Issuer's Common Shares.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.

(e) The Reporting Persons continue to be the beneficial owners of more than five percent of the Issuer's outstanding Common Shares.

CUSIP NO. 422366 10 4                                             PAGE 5 OF 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Agreement of Joint Filing


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2006

                                      Verdant Investment Partners Limited



                                      By: /s/ DAVID JAMES CURD
                                         ---------------------------------------
                                            David James Curd, CEO



                                      /s/ DAVID JAMES CURD
                                      ------------------------------------------
                                      David James Curd

CUSIP NO. 422366 10 4                                             PAGE 6 OF 6



                            AGREEMENT OF JOINT FILING

The undersigned hereby agree that a single Schedule 13D or Schedule 13G (or any amendment thereto) relating to the Common Stock of HeartSTAT Technology, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D or Schedule 13G.

Dated: February 22, 2006


VERDANT INVESTMENT PARTNERS LIMITED


BY:  /s/ DAVID JAMES CURD
---------------------------------------
David James Curd, CEO


/s/ DAVID JAMES CURD
---------------------------------------
David James Curd